UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   Form 12b-25
                           NOTIFICATION OF LATE FILING



                                    FORM 10-Q
                       FOR THE QUARTER ENDED JUNE 30, 2004



                           SEC FILE NUMBER: 000-31332
                              CUSIP NUMBER: 53634X



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                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:

         LIQUIDMETAL TECHNOLOGIES, INC.

Address of Principal Executive Office (Street and Number):

         25800 Commercentre Drive, Suite 100

City, State and Zip Code:

         Lake Forest, California 92630

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(X)       (a)    The reasons described in reasonable detail in Part III
                 of this form could not be eliminated without unreasonable effort or expense;

( )       (b)    The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

( )       (c)    The accountant's statement or other exhibit required by Rule
                 12b-25 has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Registrant is unable to timely file its report on Form 10-Q for the quarter ended June 30, 2004 as a result of the ongoing audits and expected restatement of the Registrant's consolidated financial results for certain prior reporting periods.

As previously disclosed, Stonefield Josephson Inc. ("Stonefield") was engaged as the Registrant's new independent auditor on May 21, 2004. Stonefield is currently conducting a full audit of the Registrant's consolidated financial statements for the three years ended December 31, 2001, 2002, and 2003, as well as reviews of the Registrant's consolidated financial statements for the quarters ended March 31 and June 30, 2004. Given the time-consuming nature of comprehensively auditing three years of consolidated financial statements and reviewing two quarters of financial statements in 2004, the Registrant has not yet been able to file its Form 10-K for the year ended December 31, 2003 or its Forms 10-Q for the quarters ended March 31 and June 30, 2004.

The Registrant and Stonefield currently expect to complete the audits and SEC filings for the aforementioned reporting periods, including the review of results for the first and second quarters of 2004, by the end of September 2004.





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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        David Nail, Vice President of Finance
        (813) 314-0280

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).


                  ()       Yes              (X)      No

         The Registrant's Form 10-K for the fiscal year ended December 31, 2003 has not been filed as of this date, nor has the Registrant's Form 10-Q for the quarter ended March 31, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  (X)      Yes              ( )      No

(4) If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  A reasonable estimate of the change in results cannot be made due to the reasons disclosed in Part III of this Form 12b-25.

LIQUIDMETAL TECHNOLOGIES, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 9, 2004                   By:   /s/ John Kang
                                           -------------------------------------
                                              John Kang
                                              President and Chief Executive
                                              Officer





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